UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.
2000 16th Street
Denver, Colorado 80202

DAVITA RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
DaVita Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the DaVita Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

Everett, Washington
June 17, 2026

We have served as the Plan’s auditor since 2022.

DAVITA RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024
(dollars in thousands)

	2025	2024
Assets:
Cash and cash equivalents	$56	$153
Investments at fair value	4,252,839	3,612,985
Receivables:
Notes receivable from participants	133,169	133,073
Employer contributions	81,091	81,038
Participant contributions	15	9
Net assets available for benefits	$4,467,170	$3,827,258
See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025
(dollars in thousands)

2025
Additions
Investment income:
Interest on investments	$3,470
Dividends	9,107
Net appreciation in fair value of investments	597,841
Total investment income	610,418
Participant notes receivable interest	10,412
Contributions:
Employer	79,444
Participant	323,436
Rollovers	17,095
Total additions	1,040,805
Deductions
Benefit payments	393,157
Administration expenses	7,736
Total deductions	400,893
Net increase in net assets available for benefits	639,912

Net assets available for benefits at beginning of year	3,827,258
Net assets available for benefits at end of year	$4,467,170
See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2025 and 2024
(dollars in thousands)

(1)    Description of Plan
The following description of the DaVita Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. All capitalized terms used herein that are not defined, shall have the meanings given to them in the Plan.
(a) General
The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. and its subsidiaries (the Company). Employees become eligible to participate immediately following the later of the date of hire and attaining the age of 18 (however, a Participant must wait until the first of the month after attaining age 18 and completing 12 months of service before being eligible for the discretionary matching contribution). The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, residents of the Commonwealth of Puerto Rico, employees covered under a collective bargaining agreement or interns. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
(b) Auto Enrollment
All new employees of the Company, except employees from plans merged into the Plan, are automatically enrolled in the Plan at a pre-tax deferral rate of six percent of Compensation upon meeting the eligibility requirements as described above.
(c) Automatic Increase Contributions
Participants who are deferring at least one percent but no more than nine percent of Compensation per pay period will have their deferral rate increased annually by one percent each January 1st until their deferral rate reaches 10%. All eligible Participants receive a notice of the right to opt out of the escalation of Automatic Contributions before such increased contributions are made. If the Participant does not make an affirmative election on or before the deadline, the Participant’s deferral rate in effect as of December 31 of the prior Plan Year will be increased as described above.
(d) Contributions
Participants may elect to contribute a minimum of one percent and maximum of 75% of their Compensation, subject to the legal limit allowed by the Code, into any of the investment options offered by the Plan. Participants may elect to contribute Compensation on a pre-tax basis, an after-tax (Roth) basis or a combination of both. Participants may change their election prospectively at any time.
The Company has elected to make a discretionary matching contribution to the Plan for each eligible Participant in an amount equal to 50% of the Participant’s contributions, up to six percent of Compensation per each pay period. However, if the Participant had a minimum base salary of $120 and was in a position of director or above as of December 31 of the prior Plan Year, the maximum match in the current Plan Year for that Participant is $3.6. The matching contribution is calculated on a payroll by payroll basis, funded annually the following January and is only allocated to Participants who are employed on the last day of the Plan Year (unless the Participant died, became Totally and Permanently Disabled, or terminated on or after Normal Retirement Age). The Company’s discretionary matching contributions are invested in accordance with the Participant’s investment elections for Participant contributions.
Participants may direct their investments into the DaVita Stock Fund, certain collective investment trust (CIT) and common commingled trust (CCT) funds and certain registered investment company funds as allowed under the Plan. The contributions of Participants who do not make elected investment options are automatically

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2025 and 2024
(dollars in thousands)

invested into various JPMorgan SmartRetirement Passive Blend funds, depending upon the age of the Participants. Participants cannot direct more than 20% of their contributions into the DaVita Stock Fund.
Participants may elect to change their contribution percentage at any time and may change their investment elections or transfer amounts between funds daily, subject to applicable restrictions set forth in the insider trading policy of the Company if such elections or transfers involve the DaVita Stock Fund. Participants who have attained the age of 50 before the close of the Plan Year are also eligible to make catch-up contributions in accordance with, and subject to, the legal limitations of the Code and the Plan.
The Company may not elect to make discretionary contributions, except as part of the employer matching contributions discussed above.
Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provisions under the Plan. Rollovers must be made in cash within the time limit specified by the Code and as determined by the Plan Administrator.
(e) Participant Accounts
The Plan recordkeeper maintains an account for each Participant’s contributions, allocations of Company contributions, if any, rollover contributions, investment earnings and losses and Plan expenses. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all Participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.
(f) Vesting
Participants in the Plan will always be 100% vested in their section 401(k) contributions, including their Roth contributions, and their rollover contributions and earnings thereon. Participants in the Plan prior to January 1, 2018 are 100% vested in employer matching contributions immediately, while Participants joining the Plan on or after January 1, 2018 vest in employer matching contributions 25% per year over a four-year period. Employees become fully vested upon death, Total and Permanent Disability or Normal Retirement Age.
(g) Benefit Payments
Distributions from the Plan will be paid in the form of cash or if a Participant’s vested balance includes the DaVita Stock Fund, they may elect to receive a distribution of those shares. Participants may receive distributions of 401(k) amounts, including Roth amounts, either upon termination of service, by attaining age 59½, by requesting a distribution due to their status as a survivor of domestic abuse or a qualified natural disaster, by incurring a financial hardship, or upon termination of the Plan. Rollover contributions, including Roth rollovers, may be withdrawn at any time. Employee deferral contributions may not be distributed unless the Participant qualifies for a distribution as described above. However, unless the Participant elects otherwise, distributions in cash will begin no later than sixty days after the close of the Plan Year, in which the latest following event occurs: Normal Retirement Age; ten years of participation in the Plan; or termination of service. Distributions are also required to begin by April of the calendar year following the calendar year in which the Participant attains age 73. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s Vested Account.
Terminated Participants with Vested Account balances greater than $1 and less than $7 will have their account rolled over to an IRA unless they make an affirmative election to take a rollover or lump sum payment. For termination of service with Vested Account benefits of $1 or less, a Participant will automatically receive the Vested Account interest in his or her account in a lump sum distribution unless a rollover is elected.
Distributions for financial hardship can only be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Only the Participant’s tax deferred contributions, Roth contributions,

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2025 and 2024
(dollars in thousands)

vested matching contributions and rollover contributions may be distributed for financial hardship. Earnings and Company discretionary contributions are not eligible for financial hardship distributions.
In the event of the death of a Participant, the Participant’s Vested Account balance generally will be distributed to the Participant’s beneficiary within five years, unless a longer payout period applies for certain eligible beneficiaries, such as a spouse or under certain other circumstances.
(h) Forfeitures
At December 31, 2025 and 2024, forfeited non-vested accounts totaled $2,219 and $1,577, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. During 2025, forfeitures of $1,648 were used to reduce employer contributions.
(i) Notes Receivable From Participants
The Plan permits Participants to borrow a minimum of $1 from their Participant accounts. Subject to the Code and Plan limits, such notes receivable cannot exceed the lesser of 50% of the value of the Participant’s Vested Account, or $50, reduced by the highest outstanding Plan loan balance the Participant had in the preceding 12-month period.
The notes receivable must be repaid generally within five years or within 10 years when the proceeds are used to purchase a principal residence of the Participant and the loan note bears a fixed interest rate at prime as stated in the Wall Street Journal on the last day of the month preceding the month in which the note receivable is made plus one percent. The interest rates on outstanding notes receivable ranged from 4.25% to 9.50% at December 31, 2025, with maturities through December 2035. Notes receivable are secured by the Participant's Vested Account.
(j) Plan Termination
Although it has not expressed the intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each Participant’s account balance will be fully vested and distributed in a timely manner.
(2)    Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.
Plan Management evaluated for disclosure or recognition any subsequent events through June 17, 2026, the issuance date of the financial statements.
(b) Income Recognition and Net Investment Income
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is accrued when earned. Dividends are recorded on the ex‑dividend date. Net appreciation in fair value of investments includes the Plan's realized gains and losses on investments bought and sold during the year as well as the appreciation or depreciation on investments held at year-end.
(c) Investments
The Plan’s investments are stated at fair value. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices (the net asset values) as reported by each investment fund. The DaVita Stock Fund is valued at fair value based on the year‑end closing price of the underlying stock, as reported on the New York Stock Exchange.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2025 and 2024
(dollars in thousands)

The T. Rowe Price Stable Value Common Trust Fund (Stable Value Fund) is a CCT fund investing primarily in guaranteed investment contracts (GICs), bank investment contracts, synthetic GICs and/or separate account contracts. The target retirement date funds and certain other funds are invested in CCTs and CITs, respectively. These CCT and CIT funds are priced daily using the net asset values as published by each investment fund. Investments in CCT and CIT funds are recorded at fair value using the price at which Participants are able to transact under the terms of the Plan as measured and available for redemption on a daily basis by the CCT and CIT fund managers.
(d) Risks and Uncertainties
The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(e) Receivables – Notes Receivable From Participants
Notes receivable from Participants are measured at their unpaid outstanding principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.
(f) Receivables – Participant Contributions
Receivables from Participant contributions are stated at net realizable value, and represent deferrals of employees’ Compensation that have not yet been contributed to the Plan.
(g) Receivables – Employer Contributions
Receivables from employer contributions are stated at net realizable value, and represent employer matching contributions that have not yet been contributed to the Plan.
(h) Benefit Payments
Benefit payments are recorded when paid.
(i) Administrative Expenses and Investment Management Fees
All operational administrative costs of the Plan are deducted from Participants’ account balances except certain transaction costs associated with the recordkeeping of the DaVita Stock Fund, which are borne by the Company. Administrative costs include trustee fees, recordkeeping, Participant reporting costs, brokerage fees, Participant notes receivable costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by each respective investment fund and are deducted in arriving at each fund’s overall net asset value. Fees deducted from Participant accounts are held within the Plan and invested in the Vanguard Federal Money Market Fund as a nonparticipant-directed investment until used to pay Plan administrative expenses.
(j) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2025 and 2024
(dollars in thousands)

(3)    Party‑in‑Interest Transactions
Voya Financial is the Trustee and recordkeeper for the Plan. Each fund within the Plan has its own investment manager. The transfer of assets, as well as the recordkeeping functions of the Plan qualify as party-in-interest transactions. Additionally, the Company provided personnel and administrative functions for the Plan at no charge to the Plan. The Plan also holds shares of DaVita Inc. Common Stock, which qualifies as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2025, the Plan made purchases of approximately $6,807 and sales of approximately $11,831 of DaVita Inc. Common Stock. State Street Corporation is the custodian of the shares held in the DaVita Stock Fund.
(4)    Tax Status
The Plan is maintained on the Voya Retirement Insurance and Annuity Company Non-Standardized Defined Contribution Pre-Approved Plan which includes a Base Plan Document and Adoption Agreement, for which Voya received a favorable opinion letter, dated June 30, 2020, from the Internal Revenue Service (IRS). The Plan was restated on the Pre-Approved Plan document, effective January 1, 2022, and has been amended subsequently. Plan Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the Code, and as a result, is exempt from federal income taxes under Section 501(a) of the Code.
Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator is no longer subject to income tax examinations for years prior to 2022.
(6)    Nonparticipant-directed investments
Information about the net assets and the significant components of the changes in net assets for the year ended December 31, 2025 relating to the nonparticipant-directed investments is as follows:

Vanguard Federal Money Market Fund
2025
Net assets, beginning of year	$5,674
Change in net assets:
Dividends	232
Transfers in — administration fees, forfeitures and other	1,914
Disbursements — administration fees, forfeitures and other	(1,104)
Net assets, end of year	$6,716
(7)    Fair Value Measurements
The Plan measures the fair value of its assets based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets under a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2025 and 2024
(dollars in thousands)

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2025:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Investments in Registered Investment Company Funds	$135,003	$135,003	$—	$—
Investments in CCT and CIT Funds	4,080,294	3,963,886	116,408	—
DaVita Stock Fund	37,542	37,542	—	—
Total assets in fair value hierarchy	$4,252,839	$4,136,431	$116,408	$—
The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2024:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Investments in Registered Investment Company Funds	$102,239	$102,239	$—	$—
Investments in CCT and CIT Funds	3,455,929	3,338,296	117,633	—
DaVita Stock Fund	54,817	54,817	—	—
Total assets in fair value hierarchy	$3,612,985	$3,495,352	$117,633	$—
The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.
Investments in CCT and CIT funds are recorded at fair value using the price at which Participants are able to transact under the terms of the Plan as measured and available for redemption on a daily basis by the CCT and CIT fund managers. For the Stable Value Fund, the Plan is required to provide 12 months' advance written notice to the trustee prior to redemption of trust units upon withdrawal from the fund. There are no restrictions related to the redemption notice period and there were no unfunded commitments at December 31, 2025 and 2024. The Stable Value Fund is considered within Level 2 of the fair value hierarchy above. See (2)(c) under Summary of Significant Accounting Policies for further discussions.
The DaVita Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.
The methods used for determining fair value may not be reflective of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, Plan Management believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors, such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2025 and 2024
(dollars in thousands)

(8)    Reconciliation of Plan Financial Statements to the Form 5500
The following is a reconciliation of the Plan financial statements to the Form 5500 for the years ended December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits:
Net assets available for benefits per Plan financial statements	$4,467,170	$3,827,258
Deemed distributions	(10,507)	(13,132)
Net assets available for benefits per Form 5500	$4,456,663	$3,814,126

2025
Net income:
Net increase in net assets available for benefits per Plan financial statements	$639,912
Deemed distributions	2,625
Net Income per Form 5500	$642,537

DAVITA RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Common Commingled Trust and Collective Investment Trust Funds:
T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund - Class Q	$116,408
T. Rowe Price	T. Rowe Price Large-Cap Growth Trust (Class B)	148,800
JPMCB	JPMCB SmartRetirement Passive Blend Income Fund CF-B	116,083
JPMCB	JPMCB SmartRetirement Passive Blend 2025 Fund CF-B	174,441
JPMCB	JPMCB SmartRetirement Passive Blend 2030 Fund CF-B	281,383
JPMCB	JPMCB SmartRetirement Passive Blend 2035 Fund CF-B	416,082
JPMCB	JPMCB SmartRetirement Passive Blend 2040 Fund CF-B	387,466
JPMCB	JPMCB SmartRetirement Passive Blend 2045 Fund CF-B	343,324
JPMCB	JPMCB SmartRetirement Passive Blend 2050 Fund CF-B	345,502
JPMCB	JPMCB SmartRetirement Passive Blend 2055 Fund CF-B	276,745
JPMCB	JPMCB SmartRetirement Passive Blend 2060 Fund CF-B	116,382
JPMCB	JPMCB SmartRetirement Passive Blend 2065 Fund - C Class	32,963
Prudential	Jennison Small/Mid Cap Fund	23,372
Vanguard	Vanguard Total Bond Market Index Fund	249,400
Vanguard	Vanguard Institutional Index Fund	547,049
Vanguard	Vanguard Extended Market Index Institutional Fund	207,581
Vanguard	Vanguard Total International Stock Index Fund	297,313

Registered Investment Company Funds:
**Vanguard	STIF Holding Fund-Vanguard Federal Money Market Fund	6,716
Dodge and Cox	Dodge & Cox Stock Fund	45,862
American Funds	American Funds EuroPacific Growth Fund	20,111
Baird	Baird Core Plus Bond Fund	62,314

Common Stock:
*DaVita Inc.	DaVita Stock Fund	37,542

*Participant loans	4.25% – 9.50% maturing through December 2035	133,169
	Total Investments	$4,386,008
* Represents a party-in-interest.
** Nonparticipant-directed investments. Costs of the nonparticipant directed investments approximate current value at December 31, 2025.
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Baker Tilly US, LLP Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA RETIREMENT SAVINGS PLAN

BY:	/s/ Nihar Shah
Nihar Shah
Designated Representative of the Plan
Administrator

Date: June 17, 2026